Exhibit 99.1

Contact:
Christopher Brogdon
Manager, Brogdon Family LLC
(404) 386-9607
cfbrogdon@winterhavenhomesinc.com
FOR IMMEDIATE RELEASE
April 30, 2013

Brogdon Family, LLC Announces Delay in Commencement of Tender Offer
for Majority Interest in AdCare Health Systems
as it Reviews Obligations under Ohio Law

ATLANTA, Georgia – April 30, 2013- Brogdon Family, LLC (“Brogdon Family”), a Georgia limited liability company owned in part by Christopher F. Brogdon, a Director of AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), today announced that its previously announced tender offer, which was anticipated to commence this week, will be delayed.  The delay is due in part to Brogdon Family’s review as to whether it must comply with the requirements of the Ohio Control Share Acquisition Act and other provisions of Ohio law with respect to the proposed tender offer.  The exact date for the commencement of the offer remains to be determined.

As previously announced, Brogdon Family and its affiliates intend to acquire at least a 55% interest, and up to a 75% interest, of the outstanding common stock, on a fully-diluted basis, of AdCare, at a cash purchase price of $8.00 per share.  The remaining terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to AdCare’s shareholders when the tender offer commences.  The tender offer and the commencement date continue to be subject to conditions precedent, including financing.

Brogdon Family and its principals have been in the nursing home and assisted living business for over 25 years and presently own over 50 nursing homes and 22 assisted living properties.

Brogdon Family has not yet commenced the tender offer referred to in this press release.  The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares will be made only pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that are expected to be mailed to all shareholders shortly after commencement of the tender offer, at no expense to shareholders. Shareholders should read those materials and the documents incorporated therein by reference carefully when they become available, because they will contain important information, including the various terms and conditions of the tender offer. Brogdon Family intends to file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related letter of transmittal, and other related materials, will also be available to shareholders at no charge on the SEC’s website at www.sec.gov. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.